ICI MUTUAL INSURANCE COMPANY

                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                        INVESTMENT COMPANY BLANKET BOND


                         ICI MUTUAL INSURANCE COMPANY
                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                                 DECLARATIONS

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ITEM 1.    Name of Insured (the "Insured")                   Bond Number
                                                             87170108B
      FRANKLIN RESOURCES, INC.

      Principal Address:  One Franklin Parkway
                          San Mateo, CA 94403-1906
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ITEM 2. Bond Period: from 12:01 a.m. on JUNE 30, 2008, to 12:01 JUNE 30, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
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Item 3. Limit of Liability--
        Subject to Sections 9, 10, and 12 hereof:

                                                   LIMIT OF       DEDUCTIBLE
                                                  LIABILITY         AMOUNT

      Insuring Agreement A- FIDELITY             $220,000,000        $250,000
      Insuring Agreement B- AUDIT EXPENSE             $50,000         $10,000
      Insuring Agreement C- ON PREMISES          $220,000,000        $250,000
      Insuring Agreement D- IN TRANSIT           $220,000,000        $250,000
      Insuring Agreement E- FORGERY OR
                            ALTERATION           $220,000,000        $250,000
      Insuring Agreement F- SECURITIES           $220,000,000        $250,000
      Insuring Agreement G- COUNTERFEIT
                            CURRENCY             $220,000,000        $250,000
      Insuring Agreement H- UNCOLLECTIBLE ITEMS
                            OF DEPOSIT                $25,000          $5,000
      Insuring Agreement I- PHONE/ELECTRONIC
                            TRANSACTIONS         $220,000,000        $250,000

      If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

      OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

      Insuring Agreement J- COMPUTER SECURITY    $220,000,000        $250,000
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ITEM 4. Offices or  Premises  Covered--All  the  Insured's  offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
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ITEM 5. The liability of ICI Mutual  Insurance  Company (the  "Underwriter")
      is subject to the terms of the following Riders attached hereto:

      Riders:
      1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-24-25

      and of all Riders applicable to this Bond issued during the Bond Period.
                                                                              =
===============================================================================


                                                By:   /s/ CATHERINE DALTON
                                                      Authorized Representative

                        INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.


                              INSURING AGREEMENTS

A. FIDELITY

   Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

   Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

   Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

   Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

   Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

   This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

   Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

   Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

   This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

   (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or
   (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

   PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

   This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

   Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

   (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and
   (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and
   (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

   PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

   EXCLUDING loss resulting from:

   (1)  the failure to pay for shares attempted to be purchased; or

   (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

   (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

   (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

   (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

   (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

   (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

   This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".


                              GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

   1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

   2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

   No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

   The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

   1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

   2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

   The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

   If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

            THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
              AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                    PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The  following  terms used in this Bond shall have the meanings  stated in this
   Section:

   A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

   B. "APPLICATION"  means the Insured's  application (and any attachments and
      materials   submitted   in   connection   therewith)   furnished  to  the
      Underwriter for this Bond.

   C. "COMPUTER   SYSTEM"  means  (1)  computers   with  related   peripheral
      components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

   D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

   E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

   F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

   G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

   H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

   I. "EMPLOYEE" means:
      (1)  each  officer,  director,   trustee,  partner  or  employee  of  the
           Insured, and

      (2)  each  officer,  director,   trustee,  partner  or  employee  of  any
           predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

      (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

      (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

      (5)  each officer, director, trustee, partner or employee of
        (a) an investment adviser,
        (b) an underwriter (distributor),
        (c) a transfer agent or shareholder accounting recordkeeper, or
        (d) an administrator  authorized by written agreement to keep financial
            and/or other required   records,

        for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or
        (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
        (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator
        (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

    (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

    (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

    (8) each officer, partner or employee of
        (a) any Depository or Exchange,
        (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
        (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling ofsecurities, and

     (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

   Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

   Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

   J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

   K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

   L.  "ITEMS OF DEPOSIT" means one or more checks or drafts.

   M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

   N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

   O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

   P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

   Q. "PHONE/ELECTRONIC   TRANSACTION   SECURITY   PROCEDURES"  means  security
      procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

   R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

   S. "PROPERTY"  means  the  following  tangible  items:  money,  postage  and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

   T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

   U. "SECURITY  COMPANY" means an entity which provides or purports to provide
      the   transport  of  Property  by  secure   means,   including,   without
      limitation, by use of armored vehicles or guards.

   V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

   W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

   X. "SINGLE LOSS" means:
      (1) all loss resulting from any one actual or attempted Theft committed by one person, or
      (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
      (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or
      (4) all expenses incurred with respect to any one audit or examination, or
      (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

     All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

   Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

   Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.




SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

   A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

   C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

   D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

   E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

   F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

   G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

   H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

   I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat
      (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or
      (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

   J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

   K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

   L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

   M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

    N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

   O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

   P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

   Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.









SECTION 3.  ASSIGNMENT OF RIGHTS

   Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

   Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

   This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

   The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

   The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

   Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.




SECTION 5.  DISCOVERY

   For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured
   (1)  becomes aware of facts, or
   (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

   For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that
   (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

   (2) the  value  of   Securities   which  must  be   produced   to  exercise
       subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

   (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

   The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

   If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

   If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

   Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

   The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
   (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

   Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.



SECTION 12.  DEDUCTIBLE AMOUNT

   The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

   No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

   The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

   The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

   This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
   (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

   Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

   Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

   For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

   This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

   At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
   (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

   Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

   The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

   The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

   For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

   This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

   A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

   B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

   C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

   D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

   E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

   F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

   Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

   A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

   B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

   C. the total number of outstanding voting securities.

   As  used  in  this  Section,   "control"  means  the  power  to  exercise  a
   controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

   This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 1


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
REPRESENTATIVE

JUNE 30, 2008          JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations: (1) any subsidiary more than 55% owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is considered active, inactive, or dissolved, PROVIDED, IN EACH CASE, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term "Investment Company," as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring
Agreement A, "Fidelity," with respect to $190 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: any real estate investment trust, property management subsidiary, or banking subsidiary (including, without limitation, Franklin Templeton Bank & Trust, F.S.B., Franklin Bank and Franklin Capital Corporation).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 2


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is NOT an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund's general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                            ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 3


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

(a) the provision of Investment Advisory Services by an Insured to any In-House Plan; or

(b)   the  provision of  Administrative  Services by an Insured to any In-House
      Plan;

(c) the provision of Investment Advisory Services by an Insured ("Adviser") to any Third Party Plan that is a client of the Adviser; or

(d) the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, UNLESS, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2) custodial services for the safekeeping and custody of securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

(4) in the case of an Insured acting or purporting to act as a trustee or "directed trustee" for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended ("ERISA")) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys' fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

(3) "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4) "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5) "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but NOT including furnishing ONLY statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6) "Plan" means any retirement or employee benefit plan, including any trust relating thereto.

(7) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto

(8) "Third Party Plan" means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 4


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 5


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; PROVIDED, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

   1. DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

      a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

      b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

          (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; AND

          (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, AND (b) to obtain financial benefit for the perpetrator or any other person; AND

          (3) causes (x) Property to be transferred, paid or delivered; OR (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; OR (z) an unauthorized or fictitious account to be debited or credited.

      c."Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

      d."Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

      e."Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

      f."User Identification" means any unique user name (I.E., a series of characters) that is assigned to a person or entity by the Insured.

   2. EXCLUSIONS. It is further understood and agreed that this Insuring Agreement J shall not cover:

    a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond;
       AND

    b. Any loss resulting directly or indirectly from Theft or misappropriation
       of   confidential  or  proprietary   information,   material  or  data
       (including but not limited to trade secrets, computer programs or customer information); AND

    c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; AND

    d. Any loss resulting from a Computer Fraud committed by or in collusion with:

        (1) any  Authorized  User (whether a natural person or an entity);
            OR

        (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; OR

        (3) in the case of any  Authorized  User who is a natural  person,
            (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or
            (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

        AND

     e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

     f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

     g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); AND

     h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

     (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

     (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 6


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; PROVIDED, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is NOT (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 7


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

   (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

   (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

   (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

   (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 8


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 9


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009  /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

      o by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

It is further understood and agreed that, for the purposes of this Rider, a transmission of a Phone/Electronic Transaction request over the Internet shall not be deemed to be a "wireless device transmission" solely by virtue of an individual retail shareholder's use of a personal wireless device (e.g., a PDA, Blackberry, cell phone, or wireless access point on such shareholder's home network) to effect transmission of such request to the shareholder's Internet service provider.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.





                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 10


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD          AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

                               FINRA BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Templeton Franklin Investment Services, Inc. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory
   Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                            Deductible
                                              Amount
   Insuring Agreement A - Fidelity          $5,000
   Insuring Agreement B - Audit Expense     $5,000
   Insuring Agreement C - On Premises       $5,000
   Insuring Agreement D - In Transit        $5,000
   Insuring Agreement E - Forgery or
   Alteration                               $5,000
   Insuring Agreement F - Securities        $5,000
   Insuring Agreement G - Counterfeit
   Currency                                 $5,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30
days  in  the  event  the  Bond  is  substantially   modified,   terminated  or
canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 11


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

                               FINRA BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Franklin Templeton Distributors, Inc. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory
   Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                            Deductible
                                              Amount
   Insuring Agreement A - Fidelity          $100,000
   Insuring Agreement B - Audit Expense     $100,000
   Insuring Agreement C - On Premises       $100,000
   Insuring Agreement D - In Transit        $100,000
   Insuring Agreement E - Forgery  or
   Alteration                               $100,000
   Insuring Agreement F - Securities        $100,000
   Insuring Agreement G - Counterfeit
   Currency                                 $100,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30
days  in  the  event  the  Bond  is  substantially   modified,   terminated  or
canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 12


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009  /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of "Employee" in Section 1.I(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, PROVIDED that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a "Successful Background Check" shall mean a background check (including contact with the individual's previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 13


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008     JUNE 30, 2008 TO JUNE 30, 2009      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing  herein  is  intended  to  alter  the  terms,   conditions  and
      limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 14


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009     /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

      "For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 15


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

"H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages or punitive damages, or
    (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 16


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. This Bond shall not be subject to cancellation except after notice in writing shall have been not less than thirty (30) days prior to the effective date thereof by certified mail, return receipt requested, addressed to the City Attorney at:

                                 City Attorney
                              City of Los Angeles
                     c/o City Employees' Retirement System
                       360 East Second Street, 8th Floor
                          Los Angeles, CA 90012-4207

2. This Company agrees to waive all rights of subrogation against the City of Los Angeles, its departments, officers, agents, and employees.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.









                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 17


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009  /s/ CATHERINE DALTON
===============================================================================

                               FINRA BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Franklin Templeton Financial Services Corp. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory
   Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                            Limit of   Deductible
                                            Liability    Amount
   Insuring Agreement A - Fidelity          $150,000   $5,000
   Insuring Agreement B - Audit Expense     $25,000    $5,000
   Insuring Agreement C - On Premises       $150,000   $5,000
   Insuring Agreement D - In Transit        $150,000   $5,000
   Insuring Agreement E - Forgery or
   Alteration                               $150,000   $5,000
   Insuring Agreement F - Securities        $150,000   $5,000
   Insuring Agreement G - Counterfeit
   Currency                                 $150,000   $5,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.






                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 18


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in
Item 1 of the Declarations.

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1. INSURING AGREEMENT A, FIDELITY: With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act or Theft required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2. INSURING AGREEMENT D, IN TRANSIT: Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a "Security Company" for purposes of Insuring Agreement D, In Transit, PROVIDED that such employees have passed the same background check and security clearance as is customarily required by the FTCI Insured of its own employees.

3. INSURING AGREEMENT I, PHONE/ELECTRONIC TRANSACTIONS: "Phone/Electronic Transaction" shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4. DEFINITIONS, SECTION 1.S: With respect to the FTCI Insureds, notwithstanding anything to the contrary in the definition of "Property" set forth in Section 1.S of the Bond, "Property" as defined in Section 1.S shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5. SECTION 2. EXCLUSIONS: With respect to FTCI Insureds, the following additional exclusions are added to Section 2, Exclusions:

     (1) Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

     (2) Loss of Property contained in customers' safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

     (3) (a) Loss through cashing or paying Forged or Altered travelers' checks or travelers' checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers' checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

     (4) Loss in the form of a shortage in any teller's cash due to error, regardless of the amount of such shortage (and any shortage in any teller's cash which is not in excess of the normal shortage in the tellers' cash in the office where such shortage shall occur shall be presumed to be due to error);

     (5) Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

          (i) as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

          (ii) as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

         (iii) as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

          (iv) as a result of failure of such automated mechanical devices to function properly; or

          (v)  through  misplacement or mysterious  unexplainable  disappearance
               while  such  Property  is  located   within  any  such  automated
               mechanical devices, or

          (vi) to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in
               (b) above, or

         (vii) as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

      (6) Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

      (7) Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

      (8) Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1.    "Client"  means  any  corporation,   partnership,  proprietor,  trust  or
      individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds through requests made by voice over the telephone or by Telefacsimile System.

2. "FTCI Insureds" shall mean Fiduciary Trust Company International ("FTCI"), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3. "Loans" shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4.    "Trading"  means trading or other  dealings in  securities,  commodities,
      futures,  options,  foreign  or  federal  funds,  currencies,   foreign
      exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 19


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009  /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to "not less than sixty (60) days" shall be modified to read "not less than ninety
(90) days."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 20


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 21


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD          AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).





                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 22


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond it hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1, no Hedge Fund shall be deemed to be, or otherwise included as, an Insured for purposes of Item 1 of the Declarations or otherwise under this Bond.

It is further understood and agreed that for purposes of this rider, a Hedge Fund shall mean an investment company that is not registered under the Investment Company Act of 1940 ("1940 Act") that may use various high-risk strategies generally unavailable to investment companies registered under the 1940 Act, such as unlimited short positions, significant leverage, and concentrated positions in securities of issuers.

For purposes of this rider the following shall not be considered to be Hedge
Funds:

      Algebra Capital
      Templeton Global Long-Short Fund PLC
      Mutual Recovery Fund, LTD
      Templeton Global Long-Short Fund LTD
      Franklin US Long-Short Fund PLC

At any time during the Bond period the Insured may submit to the Underwriter
underwriting information for any newly created Hedge Fund.    Within 30 days
of receipt of all underwriting information, the Underwriter will notify the Insured whether or not the newly created Hedge Fund will be exempt from the above exclusion.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 23


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD        AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009   /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following (each, herein referred to as a "Joint Venture"):

      Algebra Capital
      Templeton Capital Advisors, Ltd.
      Franklin Templeton Sealand Fund Management Company
      Franklin/Templeton Securities Investment (Sino Am) Inc.
      Franklin Templeton First Taiwan Securities Investment Trust Enterprise Lightning Asset Finance Ltd.
      Lightning Finance Company Limited
      China Life Franklin Asset Management Co., Limited
      JJF Equity Fund Management Co., Ltd.
      Vietcombank Fund Management

It is further understood and agreed that notwithstanding anything to the contrary in this Bond (including, without limitation, Section 10): (1) the maximum liability of the Underwriter for any Single Loss sustained by any Joint Venture shall be limited to that percentage of such Single Loss as is equal to Franklin Resources, Inc.'s ownership percentage of such Joint Venture ("Proportionate Loss"), and (2) the Proportionate Loss shall be subject to the full applicable Deductible Amount set forth in Item 3 of the Declarations.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in this Bond (including, without limitation, Item 3 of the Declarations, Section 9, or Section 10), the maximum aggregate liability of the Underwriter under this Bond with respect to any and all losses sustained by any and all Joint Ventures shall be Twenty Million Dollars ($20,000,000).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 24


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD           AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania State Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing  herein  is  intended  to  alter  the  terms,   conditions  and
      limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 25


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170108B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD            AUTHORIZED REPRESENTATIVE

JUNE 30, 2008         JUNE 30, 2008 TO JUNE 30, 2009    /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

    1. In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.







                            CERTIFICATE OF SECRETARY

                    Franklin California Tax-Free Income Fund
                       Franklin California Tax-Free Trust
                          Franklin Capital Growth Fund
                            Franklin Custodian Funds
                     Franklin Federal Tax-Free Income Fund
                      Franklin Floating Rate Master Trust
                             Franklin Global Trust
                     Franklin Gold and Precious Metals Fund
                           Franklin High Income Trust
                      Franklin Investors Securities Trust
                             Franklin Managed Trust
                              Franklin Money Fund
                      Franklin Municipal Securities Trust
                         Franklin Mutual Recovery Fund
                          Franklin Mutual Series Funds
                     Franklin New York Tax-Free Income Fund
                        Franklin New York Tax-Free Trust
                     Franklin Real Estate Securities Trust
                     Franklin Strategic Mortgage Portfolio
                           Franklin Strategic Series
                         Franklin Tax-Exempt Money Fund
                            Franklin Tax-Free Trust
                    Franklin Templeton Fund Allocator Series
                        Franklin Templeton Global Trust
                     Franklin Templeton International Trust
                Franklin Templeton Limited Duration Income Trust
                      Franklin Templeton Money Fund Trust
              Franklin Templeton Variable Insurance Products Trust
                            Franklin Universal Trust
                         Franklin Value Investors Trust
                         Institutional Fiduciary Trust
                          The Money Market Portfolios

I, Karen S. Skidmore, Vice President and Secretary or Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund" or "Funds") hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Fund, including a majority of the Trustees who are not "interested persons" of the Funds, as such term is defined in the Investment Company Act of 1940, at a Joint Meeting of Directors/Trustees of the Funds held on May 20, 2008, and further certify that said resolutions are in full force and effect in all respects, subject in some cases to final approval by the Board of Directors/Trustees of the minutes of such meetings:

      RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds' portfolios, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-SEC registered funds in the amount of $220,000,000 obtained with the ICI Mutual Insurance Company under arrangements providing for a specifically allocated priority layer of $190,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds be continued, subject to ongoing review; and

      FURTHER RESOLVED,  in accordance with the provisions of subparagraph
      (e) of Rule 17g-1 under the Investment Company Act of 1940, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Fund, be and it hereby is approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund's assets represent in respect to assets of all of such covered investment companies in the aggregate; and

      FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

      FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the U.S. Securities and Exchange Commission as may be required from time to time pursuant to Rules under the Investment Company Act of 1940.



                                    /s/ KAREN L. SKIDMORE
                                    Karen L. Skidmore
                                    Vice President and Secretary or
                                    Assistant Secretary

Dated: JULY 30, 2008




                CERTIFICATE OF ASSISTANT SECRETARY OF

                      TEMPLETON GROWTH FUND, INC. ("TGF")
                            TEMPLETON FUNDS ("TF")
                         Templeton World Fund ("TWF")
                        Templeton Foreign Fund ("TFF")
               TEMPLETON GLOBAL SMALLER COMPANIES FUND ("TGSCF")
                        TEMPLETON INCOME TRUST ("TIT")
                      Templeton Global Bond Fund ("TGBF")
                  Templeton International Bond Fund ("TIBF")
                  TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
                 TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
                     TEMPLETON INSTITUTIONAL FUNDS ("TIF")
                         Foreign Equity Series ("FES")
                        Emerging Markets Series ("EMS")
                   Foreign Smaller Companies Series ("FSCS")
                         Global Equity Series ("GES")
                  TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
                        Templeton BRIC Fund ("TBRICF")
                        Templeton Income Fund ("TINC")
             Templeton Emerging Markets Small Cap Fund ("TEMSCF")
                      TEMPLETON CHINA WORLD FUND ("TCWF")
                   TEMPLETON EMERGING MARKETS FUND ("TEMF")
                     TEMPLETON GLOBAL INCOME FUND ("TGIF")
               TEMPLETON EMERGING MARKETS INCOME FUND ("TEMIF")
                      TEMPLETON DRAGON FUND, INC. ("TDF")
             TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC. ("TRF")


      I, Lori A. Weber, Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund"), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not "interested persons" of the Fund, as such term is defined in the Investment Company Act of 1940 (the "1940 Act"), at the regular meetings of Directors/Trustees of each Fund held on May 20, 2008, and further certify that said resolutions are in full force and effect in all respects, subject to final approval by the Board of Directors/Trustees of the minutes of such meetings:

           RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-U.S. Securities and Exchange Commission ("SEC") registered funds in the amount of $220,000,000 obtained with the ICI Mutual Insurance Company under arrangements providing for a specifically allocated priority layer of $190,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds be continued, subject to ongoing review; and it was further

           RESOLVED, in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund's assets represent in respect to the assets of all of such covered investment companies in the aggregate; and it was further

           RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said
           Bond, is hereby approved and continued; and it was further

           RESOLVED, that the Secretary or any Assistant Secretary of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

           And it was further

           RESOLVED, that the participation by the Funds in the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance Policy in conjunction with other members of the Franklin Templeton Group of Funds, Franklin Resources and affiliates and specified Franklin Templeton non-SEC registered funds, is in the best interests of the Funds; and it was further

           RESOLVED, that existing combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance coverage for the Funds and other members of the Franklin Templeton Group of Funds, Franklin Resources and affiliates and Franklin Templeton non-SEC funds be maintained at the current level of $100,000,000; and it was further

           RESOLVED, that the current layer of $50,000,000 coverage available solely for the benefit of the Independent Directors/Trustees of the funds within the Franklin Templeton Group of Funds as well as the current additional $10,000,000 layer for the benefit of Independent Directors/Trustees of both SEC registered funds and Franklin Templeton non-SEC funds under the Independent Directors Safety Net Insurance Program provided under the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance, in addition to the current $100,000,000 aggregate coverage to be continued; and it was further

           RESOLVED, that the proposed allocation to the Funds of the premium for such policy as presented to the meetings be, and it hereby is, approved as being fair and reasonable, based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, and in compliance with the provisions of Rule 17d-1(d)(7) under the 1940 Act.





                               /s/ LORI A. WEBER
                               Lori A. Weber
                               Assistant Secretary

DATED:  July 18, 2008






                          FRANKLIN TEMPLETON SEC REGISTERED FUNDS IN THE USA
                      PREMIUM ALLOCATION BASED ON JUNE 30, 2008 NET ASSET VALUES
                            BOND PERIOD OF JUNE 30, 2008 TO JUNE 30, 2009

------------------------------------------------------------------------------------------------------------------------------
ADVISOR                         FUND    TIS     NAME OF FUND                                                         BOND
                                                                                                                   PREMIUM
                                                                                                      NAV        ALLOCATION
------------------------------------------------------------------------------------------------------------------------------
Franklin Advisors, Inc.             21  4021    Franklin Floating Rate Master Series         $  464,263,262       $  1,083

Franklin Advisors, Inc.            132  4301    Franklin Gold & Precious Metals Fund          2,039,465,007          4,759

Franklin Advisors, Inc.            134  4303    Franklin Capital Growth Fund                  1,335,840,171          3,117


                                                FRANKLIN HIGH INCOME TRUST (1)

Franklin Advisors, Inc.            105  4305    Franklin High Income Fund                     2,490,963,838          5,813


                                                FRANKLIN CUSTODIAN FUNDS (5)

Franklin Investment
Advisory Services                  106  4306    Franklin Growth Fund                          2,575,300,763          6,010

Franklin Advisors, Inc.            107  4307    Franklin Utilities Fund                       2,724,790,629          6,359

Franklin Advisors, Inc.            108  4308    Franklin DynaTech Fund                          549,025,511          1,281

Franklin Advisors, Inc.            109  4309    Franklin Income Fund                         56,934,459,838        132,864

Franklin Advisors, Inc.            110  4110    Franklin US Government Sec. Fund              6,692,380,342         15,618


Franklin Advisors, Inc.            112  4312    Franklin California Tax-Free Income Fund     14,348,090,980         33,483

Franklin Advisors, Inc.            115  4315    Franklin New York Tax-Free Income Fund        5,373,667,156         12,540

Franklin Advisors, Inc.            116  4316    Franklin Federal Tax-Free Income Fund         8,061,402,894         18,812


                                                FRANKLIN TAX-FREE TRUST (24)

Franklin Advisors, Inc.            118  4318    Franklin Massachusetts Insured Tax-Free          47,822,160          1,278
                                                Income  Fund
Franklin Advisors, Inc.            119  4319    Franklin Michigan Insured Tax-Free Income     1,580,226,867          3,688
                                                Fund

Franklin Advisors, Inc.            120  4320    Franklin Minnesota Insured Tax-Free Income      676,005,410          1,578
                                                Fund
Franklin Advisors, Inc.            121  4321    Franklin Insured Tax-Free Income Fund         2,279,966,403          5,321

Franklin Advisors, Inc.            122  4322    Franklin Ohio Insured Tax-Free Income Fund    1,356,043,139          3,165

Franklin Advisors, Inc.            123  4323    Franklin Double Tax-Free Income Fund            583,999,362          1,363

Franklin Advisors, Inc.            126  4726    Franklin Arizona Tax-Free Income Fund         1,075,323,671          2,509

Franklin Advisors, Inc.            127  4327    Franklin Colorado Tax-Free Income Fund          546,064,666          1,274

Franklin Advisors, Inc.            128  4328    Franklin Georgia Tax-Free Income Fund           344,886,503            805

Franklin Advisors, Inc.            129  4329    Franklin Pennsylvania Tax-Free Income Fund      989,828,891          2,310

Franklin Advisors, Inc.            130  4330    Franklin High Yield Tax-Free Income Fund      6,074,263,407         14,175

Franklin Advisors, Inc.            154  4354    Franklin Federal Limited Term Tax-Free Income    62,871,465            147

Franklin Advisors, Inc.            160  4360    Franklin Missouri Tax-Free Income Fund          761,146,126          1,776

Franklin Advisors, Inc.            161  4361    Franklin Oregon Tax-Free Income Fund            894,393,044          2,087

Franklin Advisors, Inc.            163  4363    Franklin Virginia Tax-Free Income Fund          598,527,923          1,397

Franklin Advisors, Inc.            164  4364    Franklin Alabama Tax-Free Income Fund           288,001,482            672

Franklin Advisors, Inc.            165  4365    Franklin Florida Tax-Free Income Fund         1,476,623,577          3,446

Franklin Advisors, Inc.            166  4366    Franklin Connecticut Tax-Free Income Fund       416,631,593            972

Franklin Advisors, Inc.            168  4368    Franklin Louisiana Tax-Free Income Fund         301,066,984            703

Franklin Advisors, Inc.            169  4369    Franklin Maryland Tax-Free Income Fund          550,272,302          1,284

Franklin Advisors, Inc.            170  4370    Franklin North Carolina Tax-Free Income Fund    895,031,242          2,089

Franklin Advisors, Inc.            171  4371    Franklin New Jersey Tax-Free Income Fund      1,431,888,151          3,342

Franklin Advisors, Inc.            172  4172    Franklin Kentucky Tax-Free Income Fund          161,249,746            376

Franklin Advisors, Inc.            174  4174    Franklin Federal Intermediate-Term Tax-Free     814,913,667          1,902
                                                Income Fund


                                                FRANKLIN CALIFORNIA TAX-FREE TRUST (4)

Franklin Advisors, Inc.            124  4324    Franklin Calif. Insured Tax-Free Income Fund  2,088,969,834          4,875

Franklin Advisors, Inc.            125  4325    Franklin Calif. Tax-Exempt Money Fund           713,105,100          1,664

Franklin Advisors, Inc.            152  4152    Franklin Calif. Intermediate-Term Tax-Free      555,016,175          1,295
                                                Income Fund

Franklin Advisors, Inc.            155  4155    Franklin Calif. Limited Term Tax-Free Income     24,972,548             58
                                                Fund


                                                FRANKLIN NEW YORK TAX-FREE TRUST (4)

Franklin Advisors, Inc.            131  4331    Franklin New York Tax -Exempt Money Fund         72,292,200            169

Franklin Advisors, Inc.            153  4153    Franklin New York Intermediate-Term Tax-Free     35,084,402            782
                                                Income Fund

Franklin Advisors, Inc.            156  4156    Franklin New York Limited Tax-Free Income Fund   23,717,644             55

Franklin Advisors, Inc.            181  4181    Franklin New York Insured Tax-Free Income Fund  571,449,808          1,334


                                                FRANKLIN GLOBAL TRUST (9)

Fiduciary International Inc.        64  5567    Fiduciary  Large Capitalization Growth and       78,402,864            183
                                                Income Fund

Fiduciary International Inc.        66  5566    Fiduciary Small Capitalization Equity Fund       24,208,638             56

Fiduciary International Inc.        67  4469    Franklin Templeton High Income Fund               5,844,394             14

Franklin Templeton Institutiona                 Franklin International Growth Fund
                                   429  12517                                                     4,649,146             11

Fiduciary International Inc.       664  4470    Franklin Templeton Core Plus Fixed Income Fund  104,749,538            244

Fiduciary International Inc.       667  4471    Franklin Templeton Core Fixed Income Fund        17,484,747             41

Franklin Advisors, Inc.            681  4643    Franklin Internation Small Cap Growth Fund       24,364,988             57

Franklin Templeton Institutiona    495  4496    Franklin Global Real Estate Fund                100,276,120            234

Franklin Templeton Investment
Management Limited                 699  4493    Franklin Templeton Emerging Mrkt Debt Opp Fd     80,003,735            187

                                                FRANKLIN INVESTORS SECURITIES TRUST (9)

Franklin Advisors, Inc.            136  4336    Franklin Limited Maturity U.S. Govt Sec. Fund   244,239,921            570

Franklin Advisors, Inc.            137  4337    Franklin Convertible Securities Fund            859,614,569          2,006

Franklin Advisors, Inc.            138  4338    Franklin Adjustable U.S. Government Secs Fund   460,984,777          1,076

Franklin Advisors, Inc.            139  4339    Franklin Equity Income Fund                     810,675,762          1,892

Franklin Advisors, Inc.            401  4991    Franklin Low Duration Total Return Fund          27,070,523             63

Franklin Advisors, Inc.            423  4990    Franklin Real Return Fund                       243,302,133            568

Franklin Advisors, Inc.            424  4586    Franklin Balanced Fund                           60,675,996            142

Franklin Advisors, Inc.            460  4460    Franklin Total Return Fund                    1,399,533,526          3,266

Franklin Advisors, Inc.            489  4489    Franklin Floating Rate Daily Access Fund      1,484,208,419          3,464


                                                FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
                                                TRUST (23)

Franklin Advisors, Inc.            714  4834    Franklin Zero-Coupon Fund - 2010                119,551,984            279

Templeton Investment Council,
LLC                                715  155     Templeton Global Asset Allocation Fund          123,702,221            289

Templeton Asset Management Ltd.    717  381     Templeton Developing Markets Securities Fund  1,370,831,295          3,384

Templeton Investment Council,
LLC                                719  523     Templeton Foreign Securities Fund             3,522,906,530          8,221

Franklin Advisors, Inc.            721  4843    Franklin Large Cap Growth Securities Fund       607,558,696          1,418

Franklin Advisors, Inc.            723  4842    Franklin Smal-Mid Cap Growth Sec. Fund        1,163,615,136          2,715

Franklin Advisory Services LLC     728  4411    Franklin Large Cap Value Securities  Fund        39,548,172             92

Franklin Advisors, Inc.            729  4410    Franklin Flex Cap Growth Securities  Fund       264,505,233            617

Templeton Global Advisors
Limited                            739  4840    Templeton Growth Securities Fund              2,952,869,483          7,290

Franklin Advisors, Inc.            741  4827    Templeton Global Income Securities Fund       1,096,180,256          2,558

Franklin Mutual Advisers, LLC.     743  4846    Mutual Shares Securities Fund                 5,198,490,035         12,131

Franklin Advisors, Inc.            745  4821    Franklin Money Market Fund                       36,870,874             86

Franklin Mutual Advisers, LLC.     753  4845    Mutual Discovery Securities Fund              1,735,938,908          4,051

Franklin Advisors, Inc.            755  4825    Franklin Global Communications Securities Fund  224,176,351            523

Franklin Advisors, Inc.            767  4822    Franklin Growth & Income Securities Fund        489,453,820          1,142

Franklin Advisors, Inc.            769  4829    Franklin Income Securities Fund               7,700,621,124         17,970

Franklin Advisors, Inc.            771  4824    Franklin Global Real Estate Fund                693,911,589          1,619

Franklin Advisory Services LLC     773  4836    Franklin Rising Dividends Securities Fund     1,993,492,375          4,652

Franklin Advisory Services LLC     775  4848    Franklin Small Cap Value Securities Fund      1,147,119,353          2,677

Franklin Advisors, Inc.            777  4826    Franklin High Income Securities Fund            189,263,668            442

Franklin Advisors, Inc.            779  4884    Franklin Strategic Income Securities  Fund    1,160,511,873          2,708

Franklin Advisors, Inc.            781  4830    Franklin U.S. Gov't Fund                        547,516,713          1,278

Franklin Advisors, Inc.            783  11536   Franklin Templeton VIP Founding Funds
                                                Allocation Fund                                 391,930,023            915


                                                FRANKLIN MUNICIPAL SECURITIES TRUST (2)

Franklin Advisors, Inc.            175  4175    Franklin CA High Yield Municipal Fund         1,553,768,397          3,626

Franklin Advisors, Inc.            420  4220    Franklin TN Municipal Bond Fund                 199,728,817            466


                                                FRANKLIN MANAGED TRUST (1)

Franklin Advisory Services LLC     158  4358    Franklin Rising Dividends Fund                2,221,963,643          5,185


                                                FRANKLIN TEMPLETON LIMITED DURATION INCOME
                                                TRUST (1)

Franklin Advisors, Inc.            3637  4472   Franklin Templeton Limited Duration Income      346,521,005            809
                                                Trust


                                                FRANKLIN TEMPLETON INTERNATIONAL TRUST (3)

Franklin Advisors, Inc.            141  12054   Franklin India Growth Fund                       48,687,746            114

Franklin Templeton Investments
Corp.                              191  4191    Templeton Foreign Smaller Companies Fund        344,968,294            852

Franklin Advisors, Inc.            467  2800    Templeton Global Long - Short Fund              244,013,204            569

                                                FRANKLIN STRATEGIC SERIES (11)

Franklin Advisors, Inc.            180  4180    Franklin Flex Cap Growth Fund                 2,811,242,855          6,560

Franklin Advisors, Inc.            194  4194    Franklin Strategic Income Fund                3,235,343,824          7,550

Franklin Advisors, Inc.            197  4197    Franklin Global Communications Fund             102,637,256            240

Franklin Advisors, Inc.            198  4198    Franklin Small-Mid Cap Growth Fund            5,483,913,708         12,797

Franklin Advisors, Inc.            199  4199    Franklin Global Healthcare Fund                 137,247,365            320

Franklin Advisors, Inc.            402  4402    Franklin Biotechnology Discovery Fund           333,618,975            779

Franklin Advisors, Inc.            403  4403    Franklin Natural Resources Fund               1,090,243,069          2,544
                                                Franklin Focused Core Equity Fund
Franklin Advisors, Inc.            443  12053                                                     4,858,747             11

Franklin Advisors, Inc.            462  4462    Franklin Growth Opportunities Fund              308,768,018            721

Franklin Advisors, Inc.            463  4463    Franklin Technology Fund                         56,879,169            133

Franklin Advisors, Inc.            465  4465    Franklin Small Cap Growth Fund II               579,166,977          1,352


                                                FRANKLIN VALUE INVESTORS TRUST (6)

Franklin Advisory Services LLC     150  4150    Franklin Balance Sheet Investment Fund        3,560,070,726          8,308

Franklin Advisory Services LLC     189  4189    Franklin MicroCap Value Fund                    378,147,608            882

Franklin Advisory Services LLC     422  4297    Franklin MidCapValue Fund                        76,581,471            179

Franklin Advisory Services LLC     448  11579   Franklin All Cap Value Fund                      12,860,269             30

Franklin Advisory Services LLC     480  4480    Franklin Large Cap Value Fund                   175,687,819            410

Franklin Advisory Services LLC     482  4282    Franklin Small Cap Value Fund                 1,202,756,767          2,807


Franklin Advisors, Inc.              2  4002    Franklin Universal Trust                        182,995,544            427

Franklin Advisors, Inc.            111  4311    Franklin Money Fund                           2,489,448,004          5,809

Franklin Advisors, Inc.            114  4314    Franklin Tax-Exempt Money Fund                  167,779,027            392

Franklin Advisors, Inc.            157  4157    Franklin Strategic Mortgage Portfolio           191,326,605            446

Franklin Advisors, Inc.            192  4192    Franklin Real Estate Securities Trust           407,638,442            951

                                                FRANKLIN TEMPLETON MONEY FUND TRUST (1)

Franklin Advisors, Inc.            311  4511    Franklin Templeton Money Fund                   292,348,784            682


                                                INSTITUTIONAL FIDUCIARY TRUST (2)

Franklin Advisors, Inc.            140  4340    Money Market Portfolio                        4,078,167,317          9,517

Franklin Advisors, Inc.            149  4149    Franklin Cash Reserves Fund                     150,098,847            350

                                                Franklin Templeton Fund Allocator Series
                                                (10)(FTFAS)

Franklin Advisors, Inc.            185  723     Franklin Templeton Perspectives Allocation Fund 276,687,640            646

Franklin Advisors, Inc.            427  4389    FTFAS-Franklin Templeton 2015 Retirement Target  16,757,642             39
                                                Fund

Franklin Advisors, Inc.            445  4390    FTFAS-Franklin Templeton 2025 Retirement Target  13,728,131             32
                                                Fund

Franklin Advisors, Inc.            446  4391    FTFAS-Franklin Templeton 2035 Retirement Target   7,742,898             18
                                                Fund

Franklin Advisors, Inc.            451  4392    FTFAS-Franklin Templeton 2045 Retirement Target   4,563,295             11
                                                Fund

Franklin Advisors, Inc.            470  4467    Franklin Templeton Corefolio Allocation Fund    633,744,096          1,479

Franklin Advisors, Inc.            481  4468    Franklin Templeton Founding Funds Allocation 13,363,886,554         31,186
                                                Fund

Franklin Advisors, Inc.            484  4484    Franklin Templeton Conservative Target Fund     457,240,665          1,067

Franklin Advisors, Inc.            485  4485    Franklin Templeton Moderate Target Fund         728,491,483          1,700

                                   486  4486    Franklin Templeton Growth Target Fund           544,837,522          1,271

                                                THE MONEY MARKET PORFOLIOS (1) (TMMP)

Franklin Advisors, Inc.            184  4184    Money Market Portfolio                        7,013,568,325         16,367

                                                FRANKLIN TEMPLETON GLOBAL TRUST (1)

Franklin Advisors, Inc.            412  4212    Franklin Templeton Hard Currency Fund           691,359,987          1,613


Franklin Mutual Advisers, LLC.     471  4447    Franklin Mutual Recovery Fund                   375,985,938            877


Templeton Global Advisors
Limited                            101  105     Templeton Growth Fund, Inc.                  28,919,932,032         71,396

Franklin Templeton
Investments Corp.                  103  30      Templeton Global Smaller Companies Fund       1,190,628,834          2,939


                                                TEMPLETON FUNDS (2)
Templeton Global Advisors
Limited                            102  31      Templeton World Fund                          8,163,722,626         20,154

Templeton Global Advisors
Limited                            104  37      Templeton Foreign Fund                       10,003,707,914         24,697

Templeton Investment
Counsel, LLC
                                   415  201     Templeton Global Opportunities Trust          1,081,859,485          2,525


                                                TEMPLETON INCOME TRUST (2)

Franklin Advisors, Inc.            406  97      Templeton Global Bond Fund                   10,625,609,804         24,796

Franklin Advisors, Inc.            447  12052   Templeton International Bond Fund                15,128,388             35


                                                TEMPLETON GLOBAL INVESTMENT TRUST (3)

                                                Templeton BRIC Fund
Templeton Asset Management Ltd.    405  4494                                                    941,134,567          2,323
                                                Templeton Income Fund
Templeton Global Advisors Limited  425  4290                                                  1,013,237,383          2,501
                                                Templeton Emerging Markets Small Cap Fund
Templeton Asset Management Ltd.    426  4398                                                     96,106,002            237

Templeton Investment Counsel, LLC               TEMPLETON INSTITUTIONAL FUNDS (4)

Templeton Investment Council, LLC  442  12332   Global Equity Series                            118,286,005            276

Templeton Investment Council, LLC  454  243     Foreign Equity Series                         7,448,793,181         17,383

Templeton Asset Management Ltd.    456  540     Emerging Markets Series Fund                  2,600,292,992          6,419

Franklin Advisors, Inc.            458  4562    Foreign Smaller Companies Series                122,533,933            286



Franklin Advisors, Inc.            946  146     Templeton Global Income Fund                  1,146,189,931          2,675

Franklin Advisors, Inc.            555  555     Templeton Emerging Markets Income Fund          670,023,676          1,564

Templeton Asset Management Ltd.    581  581     Templeton Dragon Fund, Inc.                   1,088,812,969          2,688

Templeton Asset Management Ltd.    911  111     Templeton Emerging Markets Fund                 392,295,556            968

Templeton Asset Management Ltd.    711  505     Templeton Developing Markets Trust            4,354,422,366         10,750

Templeton Asset Management Ltd.    188  4473    Templeton China World Fund                      938,407,568          2,317

Templeton Asset Management Ltd.    337  337     Templeton Russia & East European Fund, Inc.     341,971,870            844


Franklin Mutual Advisers, LLC.                  FRANKLIN MUTUAL SERIES FUND (6)

Franklin Mutual Advisers, LLC.     474  435     Mutual Shares Fund                           20,891,236,271         48,753

Franklin Mutual Advisers, LLC.     475  434     Mutual Qualified Fund                         5,586,257,932         13,036

Franklin Mutual Advisers, LLC.     476  431     Mutual Beacon Fund                            6,304,876,500         14,713

Franklin Mutual Advisers, LLC.     477  432     Mutual Discovery Fund                        15,621,926,779         36,456

Franklin Mutual Advisers, LLC.     478  433     Mutual European Fund                          2,506,220,594          5,849

                                   479  666     Mutual Financial Services Fund                  667,335,651          1,557

                                                                                         -----------------------------------------
                                                TOTAL:                                   $  360,931,184,669     $  851,025
                                                                                         =========================================









               FRANKLIN TEMPLETON SEC REGISTERED FUNDS IN THE USA

                          FIDELITY BOND LIMIT SCHEDULE

                       BASED ON 6/30/2008 NET ASSET VALUES

                                                                                                                Minimum Bond
                                                                                                                Amount Req'd
                                                                                                                by Rule 17g-1
ADVISOR                           FUND  TIS     NAME OF FUND                                           NAV      (Per Series)
---------------------------------------------------------------------------------------------------------------------------------

Franklin Advisors, Inc.            21 4021    Franklin Floating Rate Master Series      $       464,263,262       $750,000

Franklin Advisors, Inc.           132 4301    Franklin Gold & Precious Metals Fund            2,039,465,007      1,700,000

Franklin Advisors, Inc.           134 4303    Franklin Capital Growth Fund                    1,335,840,171      1,250,000


                                              FRANKLIN HIGH INCOME TRUST (1)

Franklin Advisors, Inc.           105 4305    Franklin High Income Fund                       2,490,963,838      1,700,000


                                              FRANKLIN CUSTODIAN FUNDS (5)
Franklin Investment
Advisory Services                 106 4306    Franklin Growth Fund                            2,575,300,763      1,900,000

Franklin Advisors, Inc.           107 4307    Franklin Utilities Fund                         2,724,790,629      1,900,000

Franklin Advisors, Inc.           108 4308    Franklin DynaTech Fund                            549,025,511        900,000

Franklin Advisors, Inc.           109 4309    Franklin Income Fund                           56,934,459,838      2,500,000

Franklin Advisors, Inc.           110 4110    Franklin US Government Sec. Fund                6,692,380,342      2,500,000


Franklin Advisors, Inc.           112 4312    Franklin California Tax-Free Income Fund       14,348,090,980      2,500,000

Franklin Advisors, Inc.           115 4315    Franklin New York Tax-Free Income Fund          5,373,667,156      2,500,000

Franklin Advisors, Inc.           116 4316    Franklin Federal Tax-Free Income Fund           8,061,402,894      2,500,000


                                              FRANKLIN TAX-FREE TRUST (24)

Franklin Advisors, Inc.           118 4318    Franklin Massachusetts Insured Tax-Free
                                              Income Fund                                       547,822,160        900,000

Franklin Advisors, Inc.           119 4319    Franklin Michigan Insured Tax-Free
                                              Income Fund                                     1,580,226,867      1,500,000

Franklin Advisors, Inc.           120 4320    Franklin Minnesota Insured Tax-Free
                                              Income Fund                                       676,005,410        900,000

Franklin Advisors, Inc.           121 4321    Franklin Insured Tax-Free Income Fund           2,279,966,403      1,700,000

Franklin Advisors, Inc.           122 4322    Franklin Ohio Insured Tax-Free Income
                                              Fund                                            1,356,043,139      1,250,000

Franklin Advisors, Inc.           123 4323    Franklin Double Tax-Free Income Fund              583,999,362        900,000

Franklin Advisors, Inc.           126 4726    Franklin Arizona Tax-Free Income Fund           1,075,323,671      1,250,000

Franklin Advisors, Inc.           127 4327    Franklin Colorado Tax-Free Income Fund            546,064,666        900,000

Franklin Advisors, Inc.           128 4328    Franklin Georgia Tax-Free Income Fund             344,886,503        750,000

Franklin Advisors, Inc.           129 4329    Franklin Pennsylvania Tax-Free Income Fund        989,828,891      1,000,000

Franklin Advisors, Inc.           130 4330    Franklin High Yield Tax-Free Income Fund        6,074,263,407      2,500,000

Franklin Advisors, Inc.           154 4354    Franklin Federal Limited Term Tax-Free
                                              Income                                             62,871,465        400,000

Franklin Advisors, Inc.           160 4360    Franklin Missouri Tax-Free Income Fund            761,146,126      1,000,000

Franklin Advisors, Inc.           161 4361    Franklin Oregon Tax-Free Income Fund              894,393,044      1,000,000

Franklin Advisors, Inc.           163 4363    Franklin Virginia Tax-Free Income Fund            598,527,923        900,000


Franklin Advisors, Inc.           164 4364    Franklin Alabama Tax-Free Income Fund             288,001,482        750,000


Franklin Advisors, Inc.           165 4365    Franklin Florida Tax-Free Income Fund           1,476,623,577      1,250,000


Franklin Advisors, Inc.           166 4366    Franklin Connecticut Tax-Free Income Fund         416,631,593        750,000


Franklin Advisors, Inc.           168 4368    Franklin Louisiana Tax-Free Income Fund           301,066,984        750,000


Franklin Advisors, Inc.           169 4369    Franklin Maryland Tax-Free Income Fund            550,272,302        900,000


Franklin Advisors, Inc.           170 4370    Franklin North Carolina Tax-Free Income Fund      895,031,242      1,000,000


Franklin Advisors, Inc.           171 4371    Franklin New Jersey Tax-Free Income Fund        1,431,888,151      1,250,000


Franklin Advisors, Inc.           172 4172    Franklin Kentucky Tax-Free Income Fund            161,249,746        600,000


Franklin Advisors, Inc.           174 4174    Franklin Federal Intermediate-Term Tax-Free
                                              Income Fund                                       814,913,667      1,000,000


                                              FRANKLIN CALIFORNIA TAX-FREE TRUST (4)

Franklin Advisors, Inc.           124 4324    Franklin Calif. Insured Tax-Free Income Fund    2,088,969,834      1,700,000

Franklin Advisors, Inc.           125 4325    Franklin Calif. Tax-Exempt Money Fund             713,105,100        900,000

Franklin Advisors, Inc.           152 4152    Franklin Calif. Intermediate-Term Tax-Free
                                              Income Fund                                       555,016,175        900,000

Franklin Advisors, Inc.           155 4155    Franklin Calif. Limited Term Tax-Free
                                              Income Fund                                        24,972,548        250,000


                                              FRANKLIN NEW YORK TAX-FREE TRUST (4)

Franklin Advisors, Inc.           131 4331    Franklin New York Tax -Exempt Money Fund           72,292,200        400,000


Franklin Advisors, Inc.           153 4153    Franklin New York Intermediate-Term
                                              Tax-Free Income Fund                              335,084,402        750,000


Franklin Advisors, Inc.           156 4156    Franklin New York Limited Tax-Free
                                              Income Fund                                        23,717,644        250,000


Franklin Advisors, Inc.           181 4181    Franklin New York Insured Tax-Free
                                              Income Fund                                       571,449,808        900,000


                                              FRANKLIN GLOBAL TRUST (9)

Fiduciary International Inc.       64 5567    Fiduciary  Large Capitalization Growth and
                                              Income Fund                                        78,402,864        450,000

Fiduciary International Inc.       66 5566    Fiduciary Small Capitalization Equity Fund         24,208,638        250,000

Fiduciary International Inc.       67 4469    Franklin Templeton High Income Fund                 5,844,394        150,000

Franklin Templeton Institutional,
LLC                              429 12517    Franklin International Growth Fund                  4,649,146        125,000

Fiduciary International Inc.      664 4470    Franklin Templeton Core Plus Fixed Income Fun     104,749,538        525,000

Fiduciary International Inc.      667 4471    Franklin Templeton Core Fixed Income Fund          17,484,747        225,000

Franklin Advisors, Inc.           681 4643    Franklin Internation Small Cap Growth Fund         24,364,988        250,000

Franklin Templeton Institutional
LLC                               495 4496    Franklin Global Real Estate Fund                  100,276,120        525,000

Franklin Templeton Investment
Management Limited                699 4493    Franklin Templeton Emerging Mrkt Debt Opp Fd       80,003,735        450,000


                                              FRANKLIN INVESTORS SECURITIES TRUST (9)

Franklin Advisors, Inc.           136 4336    Franklin Limited Maturity U.S. Govt Sec. Fund     244,239,921        600,000

Franklin Advisors, Inc.           137 4337    Franklin Convertible Securities Fund              859,614,569      1,000,000

Franklin Advisors, Inc.           138 4338    Franklin Adjustable U.S. Government Secs Fund     460,984,777        750,000

Franklin Advisors, Inc.           139 4339    Franklin Equity Income Fund                       810,675,762      1,000,000

Franklin Advisors, Inc.           401 4991    Franklin Low Duration Total Return Fund            27,070,523        300,000

Franklin Advisors, Inc.           423 4990    Franklin Real Return Fund                         243,302,133        600,000

Franklin Advisors, Inc.           424 4586    Franklin Balanced Fund                             60,675,996        400,000

Franklin Advisors, Inc.           460 4460    Franklin Total Return Fund                      1,399,533,526      1,250,000

Franklin Advisors, Inc.           489 4489    Franklin Floating Rate Daily Access Fund        1,484,208,419      1,250,000


                                              FRANKLIN TEMPLETON VARIABLE INSURANCE
                                              PRODUCTS TRUST (23)

Franklin Advisors, Inc.           714 4834    Franklin Zero-Coupon Fund - 2010                  119,551,984        525,000

Templeton Investment Council,
LLC                               715 155     Templeton Global Asset Allocation Fund            123,702,221        525,000

Templeton Asset Management Ltd.   717 381     Templeton Developing Markets Securities Fund    1,370,831,295      1,250,000

Templeton Investment Council,
LLC                               719 523     Templeton Foreign Securities Fund               3,522,906,530      2,300,000

Franklin Advisors, Inc.           721 4843    Franklin Large Cap Growth Securities Fund         607,558,696        900,000

Franklin Advisors, Inc.           723 4842    Franklin Smal-Mid Cap Growth Sec. Fund          1,163,615,136        125,000

Franklin Advisory Services LLC    728 4411    Franklin Large Cap Value Securities  Fund          39,548,172        350,000

Franklin Advisors, Inc.           729 4410    Franklin Flex Cap Growth Securities  Fund         264,505,233        750,000

Templeton Global Advisors Limited 739 4840    Templeton Growth Securities Fund                2,952,869,483      1,900,000

Franklin Advisors, Inc.           741 4827    Templeton Global Income Securities Fund         1,096,180,256      1,250,000

Franklin Mutual Advisers, LLC.    743 4846    Mutual Shares Securities Fund                   5,198,490,035      2,500,000

Franklin Advisors, Inc.           745 4821    Franklin Money Market Fund                         36,870,874        350,000

Franklin Mutual Advisers, LLC.    753 4845    Mutual Discovery Securities Fund                1,735,938,908      1,500,000

Franklin Advisors, Inc.           755 4825    Franklin Global Communications Securities Fun     224,176,351        600,000

Franklin Advisors, Inc.           767 4822    Franklin Growth & Income Securities Fund          489,453,820        750,000

Franklin Advisors, Inc.           769 4829    Franklin Income Securities Fund                 7,700,621,124      2,500,000

Franklin Advisors, Inc.           771 4824    Franklin Global Real Estate Fund                  693,911,589        900,000

Franklin Advisory Services
LLC                               773 4836    Franklin Rising Dividends Securities Fund       1,993,492,375      1,500,000

Franklin Advisory Services
LLC                               775 4848    Franklin Small Cap Value Securities Fund        1,147,119,353      1,250,000

Franklin Advisors, Inc.           777 4826    Franklin High Income Securities Fund              189,263,668        600,000

Franklin Advisors, Inc.           779 4884    Franklin Strategic Income Securities  Fund      1,160,511,873      1,250,000

Franklin Advisors, Inc.           781 4830    Franklin U.S. Gov't Fund                          547,516,713        900,000

Franklin Advisors, Inc.           783 11536   Franklin Templeton VIP Founding Funds
                                              Allocation Fund                                   391,930,023        750,000




                                              FRANKLIN MUNICIPAL SECURITIES TRUST (2)

Franklin Advisors, Inc.           175 4175    Franklin CA High Yield Municipal Fund           1,553,768,397      1,500,000

Franklin Advisors, Inc.           420 4220    Franklin TN Municipal Bond Fund                   199,728,817        600,000


                                              FRANKLIN MANAGED TRUST (1)

Franklin Advisory Services LLC    158 4358    Franklin Rising Dividends Fund                  2,221,963,643      1,700,000


                                              FRANKLIN TEMPLETON LIMITED DURATION
                                              INCOME TRUST (1)

Franklin Advisors, Inc.          3637 4472    Franklin Templeton Limited Duration Income
                                              Trust                                             346,521,005        750,000


                                              FRANKLIN TEMPLETON INTERNATIONAL TRUST (3)

Franklin Advisors, Inc.           141 12054   Franklin India Growth Fund                         48,687,746        350,000

Franklin Templeton Investments Co 191 4191    Templeton Foreign Smaller Companies Fund          344,968,294        750,000

Franklin Advisors, Inc.           467 2800    Templeton Global Long - Short Fund                244,013,204        600,000


                                              FRANKLIN STRATEGIC SERIES (11)

Franklin Advisors, Inc.           180 4180    Franklin Flex Cap Growth Fund                   2,811,242,855      1,900,000

Franklin Advisors, Inc.           194 4194    Franklin Strategic Income Fund                  3,235,343,824      2,100,000

Franklin Advisors, Inc.           197 4197    Franklin Global Communications Fund               102,637,256        525,000

Franklin Advisors, Inc.           198 4198    Franklin Small-Mid Cap Growth Fund              5,483,913,708      2,500,000

Franklin Advisors, Inc.           199 4199    Franklin Global Healthcare Fund                   137,247,365        525,000

Franklin Advisors, Inc.           402 4402    Franklin Biotechnology Discovery Fund             333,618,975        750,000

Franklin Advisors, Inc.           403 4403    Franklin Natural Resources Fund                 1,090,243,069      1,250,000

Franklin Advisors, Inc.           443 12053   Franklin Focused Core Equity Fund                   4,858,747        125,000

Franklin Advisors, Inc.           462 4462    Franklin Growth Opportunities Fund                308,768,018        750,000

Franklin Advisors, Inc.           463 4463    Franklin Technology Fund                           56,879,169        400,000

Franklin Advisors, Inc.           465 4465    Franklin Small Cap Growth Fund II                 579,166,977        900,000


                                              FRANKLIN VALUE INVESTORS TRUST (6)
Franklin Advisory Services
LLC                                150 4150   Franklin Balance Sheet Investment Fund          3,560,070,726      2,300,000

Franklin Advisory Services
LLC                                189 4189   Franklin MicroCap Value Fund                      378,147,608        750,000

Franklin Advisory Services
LLC                                422 4297   Franklin MidCapValue Fund                          76,581,471        450,000

Franklin Advisory Services
LLC                                448 11579  Franklin All Cap Value Fund                        12,860,269        200,000

Franklin Advisory Services
LLC                                480 4480   Franklin Large Cap Value Fund                     175,687,819        600,000

Franklin Advisory Services
LLC                                482 4282   Franklin Small Cap Value Fund                   1,202,756,767      1,250,000


Franklin Advisors, Inc.              2 4002   Franklin Universal Trust                          182,995,544        600,000

Franklin Advisors, Inc.            111 4311   Franklin Money Fund                             2,489,448,004      1,700,000

Franklin Advisors, Inc.            114 4314   Franklin Tax-Exempt Money Fund                    167,779,027        600,000

Franklin Advisors, Inc.            157 4157   Franklin Strategic Mortgage Portfolio             191,326,605        600,000

Franklin Advisors, Inc.            192 4192   Franklin Real Estate Securities Trust             407,638,442        750,000


                                              FRANKLIN TEMPLETON MONEY FUND TRUST (1)

Franklin Advisors, Inc.           311 4511    Franklin Templeton Money Fund                     292,348,784        750,000


                                              INSTITUTIONAL FIDUCIARY TRUST (2)

Franklin Advisors, Inc.           140 4340    Money Market Portfolio                           4,078,167,317      2,500,000

Franklin Advisors, Inc.           149 4149    Franklin Cash Reserves Fund                        150,098,847        600,000


                                              FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
                                              (10) (FTFAS)

Franklin Advisors, Inc.           185 723     Franklin Templeton Perspectives Allocation Fund    276,687,640        750,000

Franklin Advisors, Inc.           427 4389    FTFAS-Franklin Templeton 2015 Retirement
                                              Target Fund                                         16,757,642        225,000

Franklin Advisors, Inc.           445 4390    FTFAS-Franklin Templeton 2025 Retirement
                                              Target Fund                                         13,728,131        200,000

Franklin Advisors, Inc.           446 4391    FTFAS-Franklin Templeton 2035 Retirement
                                              Target Fund                                          7,742,898        175,000

Franklin Advisors, Inc.           451 4392    FTFAS-Franklin Templeton 2045 Retirement
                                              Target Fund                                          4,563,295        125,000

Franklin Advisors, Inc.           470 4467    Franklin Templeton Corefolio Allocation Fund       633,744,096        900,000

Franklin Advisors, Inc.           481 4468    Franklin Templeton Founding Funds Allocation
                                              Fund                                            13,363,886,554      2,500,000

Franklin Advisors, Inc.           484 4484    Franklin Templeton Conservative Target Fund        457,240,665        750,000

Franklin Advisors, Inc.           485 4485    Franklin Templeton Moderate Target Fund            728,491,483        900,000

                                  486 4486    Franklin Templeton Growth Target Fund              544,837,522        900,000


                                              THE MONEY MARKET PORFOLIOS (1) (TMMP)

Franklin Advisors, Inc.           184 4184    Money Market Portfolio                           7,013,568,325      2,500,000


                                              FRANKLIN TEMPLETON GLOBAL TRUST (1)

Franklin Advisors, Inc.           412 4212    Franklin Templeton Hard Currency Fund              691,359,987        900,000


Franklin Mutual Advisers, LLC.    471 4447    Franklin Mutual Recovery Fund                      375,985,938        750,000


Templeton Global Advisors Limited 101 105     Templeton Growth Fund, Inc.                     28,919,932,032      2,500,000

Franklin Templeton Investments
Corp.                              103 30     Templeton Global Smaller Companies Fund          1,190,628,834      1,500,000


                                              TEMPLETON FUNDS (2)

Templeton Global Advisors Limited 102 31      Templeton World Fund                             8,163,722,626      2,500,000

Templeton Global Advisors Limited 104 37      Templeton Foreign Fund                          10,003,707,914      2,500,000


Templeton Investment Counsel, LLC 415 201     Templeton Global Opportunities Trust             1,081,859,485      1,250,000


                                              TEMPLETON INCOME TRUST (2)

Franklin Advisors, Inc.           406 97      Templeton Global Bond Fund                      10,625,609,804      2,500,000

Franklin Advisors, Inc.           447 12052   Templeton International Bond Fund                   15,128,388        225,000


                                              TEMPLETON GLOBAL INVESTMENT TRUST (3)

Templeton Asset Management Ltd.   405 4494    Templeton BRIC Fund                                941,134,567      1,000,000

Templeton Global Advisors Limited 425 4290    Templeton Income Fund                            1,013,237,383      1,250,000

Templeton Asset Management Ltd.   426 4398    Templeton Emerging Markets Small Cap Fund           96,106,002        450,000


Templeton Investment Counsel, LLC             TEMPLETON INSTITUTIONAL FUNDS (4)

Templeton Investment Council, LLC 442 12332   Global Equity Series                               118,286,005        525,000

Templeton Investment Council, LLC 454 243     Foreign Equity Series                            7,448,793,181      2,500,000

Templeton Asset Management Ltd.   456 540     Emerging Markets Series Fund                     2,600,292,992      1,900,000

Franklin Advisors, Inc.           458 4562    Foreign Smaller Companies Series                   122,533,933        525,000


Franklin Advisors, Inc.           946 146     Templeton Global Income Fund                     1,146,189,931      1,250,000

Franklin Advisors, Inc.           555 555     Templeton Emerging Markets Income Fund             670,023,676        900,000

Templeton Asset Management Ltd.   581 581     Templeton Dragon Fund, Inc.                      1,088,812,969      1,250,000

Templeton Asset Management Ltd.   911 111     Templeton Emerging Markets Fund                    392,295,556        750,000

Templeton Asset Management Ltd.   711 505     Templeton Developing Markets Trust               4,354,422,366      2,500,000

Templeton Asset Management Ltd.   188 4473    Templeton China World Fund                         938,407,568      1,000,000

Templeton Asset Management Ltd.   337 337     Templeton Russia & East European Fund, Inc.        341,971,870        750,000


Franklin Mutual Advisers, LLC.                FRANKLIN MUTUAL SERIES FUND (6)

Franklin Mutual Advisers, LLC.    474 435     Mutual Shares Fund                              20,891,236,271      2,500,000

Franklin Mutual Advisers, LLC.    475 434     Mutual Qualified Fund                            5,586,257,932      2,500,000

Franklin Mutual Advisers, LLC.    476 431     Mutual Beacon Fund                               6,304,876,500      2,500,000

Franklin Mutual Advisers, LLC.    477 432     Mutual Discovery Fund                           15,621,926,779      2,500,000

Franklin Mutual Advisers, LLC.    478 433     Mutual European Fund                             2,506,220,594      1,900,000

                                  479 666     Mutual Financial Services Fund                     667,335,651        900,000
                                                                                             --------------------------------
                                                TOTAL:                                     $ 360,931,184,669  $ 174,600,000
                                                                                             ================================







           AMENDED AND RESTATED ALLOCATION AGREEMENT

This Amended and Restated Allocation Agreement ("Agreement") is made as of the 12th day of November 2008, by and among the funds listed on Schedule A of this Agreement (hereafter collectively referred to as the "Funds") and the non-funds described on Schedule B of this Agreement (hereafter
collectively referred to as the "Non-Funds").   The Funds
and Non-Funds are hereafter collectively referred to as the "Insured."

This Agreement is entered into under the following circumstances:

A.    Section 17(g) of the Investment Company Act of 1940
      (the "Act") provides that the Securities and Exchange
      Commission ("SEC") is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-1");


B. The Funds and the Non-Funds are named as joint insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the "Fidelity Bonds");


C. A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and


D. The Insureds now desire to enter into the agreement required by Rule 17g-1(f) to establish the manner in which payment of premiums and recovery on said Fidelity
      Bonds, if any, shall be shared.



NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.    PAYMENT OF PREMIUMS

The premium shall be allocated between the Insured in accordance with the requirements of Rule 17g-1(e). The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows: each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

2.    ALLOCATION OF RECOVERIES

      (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.


      (b) If the recovery is inadequate fully to indemnify each such party hereto sustaining a loss, the recovery shall be allocated among such parties in the following order:

          (i) Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured's last payment of premium bears to the sum of the last such premium payments of all such Insureds, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)(1) (determined as of the time of the loss) (the "Single Insured Minimum"), then first from the share allocated to the non-Funds, sufficient monies shall be re-allocated to the Funds to bring the share of each Fund up to the Single Insured Minimum (determined as of the time of the loss).

                The basis of each reallocation from each of the non-Funds sustaining a loss to Funds sustaining a loss shall be the proportion that each such non-Fund's last payment of premium bears to the sum of the last such premium payments of all such non-Funds.

                To the extent this reallocation from
                non-Funds to Funds is still insufficient to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of the loss), then second, from the share allocated to Funds sustaining a loss whose allocation exceeds the Single Insured Minimum amount for the Fund, sufficient monies will be reallocated, to the extent possible, to the other Funds sustaining a loss to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of loss).

                The basis of such reallocation from Funds sustaining a loss to other Funds sustaining a loss shall be the proportion that each such Fund's last payment of premium bears to the last such premium payments of all such Funds.

          (ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payment of all such parties. If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portion shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess.
                Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.    OBLIGATION TO MAINTAIN MINIMUM COVERAGE

Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds. Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made. In the event that the total amount of the minimum coverages thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums. Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the joint-insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

4.    NEWLY CREATED FUNDS OR NON-FUNDS

The parties hereto agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as joint Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A and/or Schedule B, as applicable, to this Agreement that reflects the addition of such newly created Fund(s) or non-Fund(s); provided that such revised Schedule A and/or Schedule B is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective. The newly created Fund(s) or non-Fund(s) that are added as joint Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required. Each of such newly created Fund(s) or non-Fund(s) that are added as joint Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

5.    SUCCESSORS

This Agreement shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days' notice to the other parties hereto in writing. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

6.    AUTHORIZATION TO EXECUTE; COUNTERPARTS

The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto, on behalf of the parties to this Agreement. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


      THE FUNDS LISTED ON SCHEDULE A OF THIS AGREEMENT, AND
      THE NON-FUNDS DESCRIBED ON SCHEDULE B OF THIS AGREEMENT



      By:    /s/ CRAIG S. TYLE
      Name:  Craig S. Tyle



                          SCHEDULE A
                            FUNDS

Franklin California Tax-Free Income Fund
Franklin California Tax-Free Trust
Franklin Capital Growth Fund
Franklin Custodian Funds
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Managed Trust
Franklin Money Fund
Franklin Municipal Securities Trust
Franklin Mutual Recovery Fund
Franklin Mutual Series Funds.
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Tax-Exempt Money Fund
Franklin Templeton Fund Allocator Series
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Templeton Limited Duration Income Trust
Franklin Templeton Money Fund Trust
Franklin Templeton Variable Insurance Products Trust
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton Growth Fund, Inc.
Templeton Funds
Templeton Global Smaller Companies Fund
Templeton Income Trust
Templeton Developing Markets Trust
Templeton Global Opportunities Trust
Templeton Institutional Funds
Templeton Global Investment Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Global Income Fund
Templeton Emerging Markets Income Fund
Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.


                          SCHEDULE B
                          NON-FUNDS


Franklin Resources, Inc. and its subsidiaries.